British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	November 30, 2001	02/01/17

ISSUER'S ADDRESS	120 - 3011 Viking Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6V 1W1	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/01/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/01/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended November 30,2001

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.

	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date
Companies related to the President of the Company	Management fees	$ 15,000	$ 15,000
	Secretarial & Rent	9,000	9,000
Vice President	Administration fees	Nil	Nil

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

	(a)	There were no securities issued during the quarter.

	(b)	There were no options granted during the quarter.

4.	SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2001:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT NOVEMBER 30, 2001:

List of Directors:	List of Officers:
John Robertson	John Robertson – President and Secretary
Jennifer Lorette	Jennifer Lorette – Vice President
Susanne Robertson	Susanne Robertson – Chief Financial Officer

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended November 30, 2001

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended August 31, 2001 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which it has optioned to Kinross Gold. Kinross may earn a 70% interest in the claims over five years by making payments and conducting exploration. See Schedule “A” Note 7C. Kinross has subsequently terminated the joint venture agreement.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

Results of Operations for the period ended November 30, 2001 (“2001”) compared to the period ended November 30, 2000 (“2000”)

Results of operations was a net loss of $ 26,369 ($0.001 per share) as compared to a net income of $ 138,960 ($0.006 per share) for 2000.

In 2000 the Company realized a gain of $ 221,368 on the sale of 69,900 shares of LinuxWizardry Systems Inc. from cash proceeds of $ 239,085 and in 2001 the Company had no realized gains. If the Company had not realized these gains a loss of $ 82,408 would have been reported in 2000.

In 2001 the Oil and Gas operations had net income of $3,606 compared to net loss $14,104 in 2000, which was mainly due to the reworking of the Herrmann and Jancik wells resulting in increased production revenue.

In 2001 expenditures for telephone and telecopier were $ 2,280 compared to $ 14,655 in 2000, due to Teryl Resources incurred less for its share of communication expenditures in 2001 and incurred more on communications in 2000. Some other expenditures in 2001 were slightly higher than in 2000 due to rising costs and increased administration activities, although some costs decreased due to reduced financing transactions.

Significant events and highlights

By news release dated September 24, 2001 we announced that International Diamond Syndicate (owning a 16% interest in the joint venture) (40% owned by Teryl Resources Corp., 40% owned by Berkshire and 20% owned by Geodex) along with its partners Major General Resources and SouthernEra Resources Ltd. (collectively “MIS Group”) have optioned the Misty Lake property to BHP Diamonds. Negotiations over the past five months were successful because of the co-operation of all the participants.

The Misty Lake Property consisting of 35 claims covering about 71,600 acres is situated immediately to the south of the Mountain Province – De Beers Kennady Lake Project, about 300 kilometres east of Yellowknife, NWT, or 150 kilometres southeast of the Ekati Diamond Mine. De Beers is currently completing final evaluation of diamonds on four kimberlites on the Kennady Lake property to determine grade and value prior to a formal feasibility study.

BHP will immediately commence a detailed, helicopter borne magnetic-electromagnetic survey over the entire property. Previous work on the property has identified strong indicator mineral assemblages indicative of diamondiferous kimberlites.

The combined magnetic-EM surveys have not previously been flown over the Misty Lake Property. It is now well established in the NWT that some kimberlites respond to both geophysical techniques while others respond only to either magnetic or electromagnetic signals. It is believed that the four main Kennady Lake kimberlite pipes, which are located as close 20 Kilometres to the Misty Lake Property, were located using these techniques in combinations with anomalous till indicator minerals.

At the present time, the Misty Lake Property interests are SouthernEra Resources Ltd. 60%, Major General Resources Ltd. 24% and the International Diamond Syndicate 16%. BHP have the right to earn an incremental interest in the property under the following work schedule:

BHP will complete the detailed geophysical survey as soon as practicable at its cost. Once results are evaluated, BHP will select targets which it considers may be kimberlites for drill testing. BHP must then drill test up to at least 10 of these targets within a 2 year period from date of signing. If a kimberlite is encountered, BHP is immediately vested with a 35% interest in the property. BHP may increase its interest in the property to 51% if it completes 200 tonne mini-bulk test sample on any one kimberlite for diamond content and valuation.

The MIS Group understand that BHP have selected a suitable contractor and the helicopter borne geophysical survey is set to commence immediately.

A location map of the Misty Lake Property is available for viewing on Major General’s website www.majorgeneral.com.

By way of news release dated November 1, 2001, the Company; announced that preliminary results of an aerial geophysical survey recently completed by operator BHP Billiton Diamonds Inc. a subsidiary of BHP Billiton have been presented to the Company.

BHP Billiton completed a 2800 line kilometre, high definition airborne electromagnetic survey over the majority of the company’s 330 square kilometre Misty Lake Property in September. Preliminary interpretation indicates the presence of a variety of scattered geophysical anomalies on the property. BHP Billiton technical staff will undertake further interpretation and evaluation of the data to determine if any of these anomalies represent potential kimberlite targets for drilling. BHP Billiton must drill test its selected targets within two years and if kimberlite is encountered by drilling BHP Billiton will earn a 35% interest in the property. BHP Billiton may increase its interest in the property to 51% if it completes a 200 tonne bulk test sample on any one kimberlite.

Teryl Resources Corp. has a 40% interest in the International Diamond Syndicate which owns a 16% interest in the Misty Lake Property.

By way of news release dated November 5, 2001, the Company; announced that the preliminary assays for the 2001 Gil drilling program have been received from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation (TSE: K; Amex: KGC) and are as follows:

2001 Gil Trend Drill Summary
	Location	Hole #	Northing	Easting	Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Grade (opt)	Comments
GVR	North Gil	247	32282	28657	350	15	20	5	0.037
GVR	SD Ridge	250	32750	32950	225	0	105	105	0.033	Hole ave. 225’ @ 0.02 opt
GVR	SD Ridge	251	32450	32850	640	60	75	15	0.052
GVR	Main Gil	254	32700	30400	285					No Significant Intercepts
GVR	North Gil	255	32770	28750	360	40	115	75	0.036	or 10-115’ @

										0.029 opt
GVR	North Gil	256	32650	28350	360	135	145	10	0.235
						190	240	50	0.050
						265	300	35	0.017
GVR	North Gil	257	32375	28450	300	235	255	20	0.025
GVR	SD Ridge	258	32365	32950	225	0	15	15	0.025
GVR	SD Ridge	259	33370	33150	185	0	5	5	0.063
						40	70	30	0.024
GVR	SD Ridge	260	33150	33470	85	0	25	25	0.036
GVR	SD Ridge	261	33150	33270	165	65	80	15	0.018
GVR	SD Ridge	262	32950	32050	205					No Significant Intercepts

Additional trenching was completed on the Main Gil and the Sourdough Ridge. To date excavation, sampling and mapping have been performed on five trenches totaling 1,900 feet in the Gil Project area and two additional trenches were excavated 2500’ east of the Main Gil. This area, known as the Sourdough Ridge, has widespread gold, bismuth, and arsenic soil anomalies. Assays report strong gold mineralization (up to .5 opt au) in east west striking high angle veins and fracture fillings.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.0 million tons of 0.04 opt of gold totaling 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

Subsequent Events

By way of news release dated January 18, 2002, the Company announced that that a budget for the 2002 Gil Venture Exploration Program of $985,931 U.S. for exploration on the Gil claims in the Fairbanks Mining District has been received from our joint venture partner Kinross Gold Corporation (Symbol TSE: K; Amex: KGC).

The following primary goals of the program are as follows:

  Previous drilling in the North Gil have encountered several high grade quartz vein intercepts. A minimum of three core holes, targeting depths greater than 1000 feet, are proposed to test for more high grade intercepts and confirm continuity of grade.

  Detailed mineralogical and petrographic research, soil geochemistry, and ground gravity geophysics suggest that upper Slippery Creek is a very good target for an intrusive hosted gold deposit. Two to three pre-collared 1000 foot core holes are planned to test this target.

  The intersection of two strongly mineralized trends, the Main and North Gil, create an intriguing target and will be tested with shallow to moderate reverse circulation drilling. Dozer trenching will also be used where overburden thickness is not excessive.

  Trenching and drilling on the Sourdough Ridge prospect revealed calc-silicate mineralization similar to that of the Main Gil. High angle east-west veins also bear strong resemblance to those found above the Fort Knox ore body. Reverse circulation drill holes along with dozer trenching will be used to explore the Sourdough Ridge target.

  The remainder of the budget will be used to test other gold-in-soil anomalies, such as upper All Gold Creek and middle Lohr Creek.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling over 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox mine which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2001 nor in 2000. In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to 1,000,000,000 in capital on terms and conditions acceptable to the Company for which it has paid $ 16,000 in financing fees and out of pocket costs. The funds will be used for further development on the Gil joint venture and for working capital.

In 2001, the Company received loans, on a net basis, of $37,842 from related companies. Of the total cash raised of $37,842 from financing and investing activities together with an opening cash balance of $ 897, $ 32,656 was spent on operations and $69,514 was spent on exploration and development of mineral property interest compared to $ 55,488 being spent on operations and $ 141,254 being spent on exploration and development in 2000. The Company’s cash reserves as at November 30, 2001 were $ 1,881 compared to $ 17,125 as at November 30, 2000 and the working capital deficit increase by $701,388 to $ 965,796 compared to $ 264,408 as at November 30, 2000. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.